EX-99.m.1

EXHIBIT A

SERVICE CLASS DISTRIBUTION PLAN

DELAWARE GROUP PREMIUM FUND

     The following Distribution Plan (the “Plan”) has been adopted pursuant to Rule l2b-l under the Investment Company Act of l940, as amended (the “Act”), by Delaware Group Premium Fund (the “Trust”), separately for each series of the Trust identified on Schedule I, as that Schedule I may be amended from time to time. Each series and class covered by this Plan is referred to herein individually as a “Series” or “Class,” as appropriate.

     The Plan has been approved by a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related thereto (“non-interested Trustees”), cast in person at a meeting called for the purpose of voting on such Plan. Such approval by the Trustees included a determination that in the exercise of reasonable business judgment and in light of their fiduciary duties, there is a reasonable likelihood that the Plan will benefit each such Series and shareholders of each Class. References to shareholders in this Plan shall include contract holders of any variable insurance products that invest indirectly in the Trust.

     The Trust is an open-end management investment company organized as a business trust under the laws of the State of Delaware, and is authorized to issue different series and classes of shares of beneficial interest. The Trust offers such shares to certain life insurance companies (“Insurance Companies”) for allocation to certain of their separate accounts established for the purpose of funding variable annuity contracts and variable life insurance policies (collectively, “Variable Contracts”). Delaware Distributors, L.P. (the “Distributor”) is the principal underwriter and national distributor for each Series’ shares, including shares of the corresponding Classes pursuant to a Distribution Agreement between the Distributor and the Trust on behalf of each Series (“Distribution Agreement”).

        The Plan provides that:

     l. The Trust shall pay to the Distributor, the Insurance Companies, or others, out of the assets of a particular Class, a monthly fee not to exceed the fee rate set forth on Schedule I for such Class as may be determined by the Trust’s Board of Trustees from time to time.

     2. The Trust shall pay the Distributor, the Insurance Companies or others, out of the assets of a particular Class, for activities primarily intended to sell Service Class shares or Variable Contracts offering Service Class shares. Payments made under the Plan may be used for, among other things, the printing of prospectuses and reports used for sales purposes, preparing and distributing sales literature and related expenses, advertisements, education of contract owners or dealers and their representatives, and other distribution-related expenses. Payments made under the Plan may also be used to pay Insurance Companies, dealers or others for, among other things, service fees as defined under NASD Regulation, Inc. rules, furnishing personal services or such other enhanced services as the Trust or a Variable Contract may require, or maintaining customer accounts and records.

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     3. The officers of the Trust, together with the Distributor, shall furnish to the Board of Trustees of the Trust, for their review, on a quarterly basis, a written report of the amounts expended under the Plan with respect to each Class and the purposes for which such expenditures were made.

     4. This Plan shall take effect with respect to the Service Class of a particular Series as of the effective date set forth on Schedule I (the “Commencement Date”); thereafter, the Plan shall continue in effect with respect to the Service Class of a particular Series for a period of more than one year from the Commencement Date only so long as such continuance is specifically approved at least annually by a vote of the Board of Trustees of the Trust, and of the non-interested Trustees, cast in person at a meeting called for the purpose of voting on such Plan.

     5. (a) The Plan may be terminated as to the Service Class of any particular Series at any time by vote of a majority of the non-interested Trustees or by vote of the variable insurance contract owners who indirectly control a majority of the outstanding voting securities of such Class.

        (b) The Plan may not be amended as to the Service Class of any particular Series to increase materially the amount to be spent for distribution pursuant to paragraph l hereof without approval by the vote of the variable insurance contract owners who indirectly control a majority of the outstanding voting securities of the affected Class.

     6. All material amendments to this Plan shall be approved by the non-interested Trustees in the manner described in paragraph 5 above.

     7. So long as the Plan is in effect, the selection and nomination of the Trust’s non-interested Trustees shall be committed to the discretion of such non-interested Trustees.

     8. The definitions contained in Sections 2(a)(19) and 2(a)(42) of the Act shall govern the meaning of “interested person(s)” and “vote of a majority of the outstanding voting securities,” respectively, for the purposes of this Plan.

     This Plan shall take effect on the Commencement Date, as previously defined.

April 19, 2001

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